Exhibit 2.2
Mariner Energy, Inc.
MEI Sub, Inc.
2101 CityWest Boulevard
Building 4, Suite 900
Houston, Texas 77042
February 3, 2006
Forest Oil Corporation
Forest Energy Resources, Inc.
707 17th Street, Suite 3600
Denver, Colorado 80202
Ladies and Gentlemen:
     Reference is made to that certain Agreement and Plan of Merger (the “Merger Agreement”) dated as of September 9, 2005 among Forest Oil Corporation (“Forest”), Forest Energy Resources, Inc. (“Spinco”), Mariner Energy, Inc. (the “Company”) and MEI Sub, Inc. (“Merger Sub,” and together with Forest, Spinco and the Company, the “Parties”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement. The Parties are entering into this letter agreement (this “Letter Agreement”) to amend the Transaction Agreements as described below.
     The Parties agree to the following, notwithstanding any provision to the contrary in any Transaction Agreement, and each Transaction Agreement shall be deemed amended to the extent inconsistent with the following:
     (a) Fractional Shares. Book entries, certificates or scrip representing fractional             shares of Spinco Common Stock shall be distributed in the Distribution; however, no book entries, certificates or scrip representing fractional shares of Company Common Stock shall be issued in the Merger to any holder of Spinco Common Stock. Instead, the Company shall instruct its transfer agent to aggregate all fractional shares of Company Common Stock which would have been issued in the Merger but for this provision, sell such shares in the public market and distribute to such holders of Spinco Common Stock a portion of the net proceeds of such sale in accordance with their respective fractional share amounts.

     (b) Book Entry. All shares of Company Common Stock to be issued in the Merger shall be issued in book entry, without physical certificates.
     (c) Letter of Credit. The Company’s obligations under Section 6.20 of the Merger Agreement shall be satisfied by means of a letter of credit rather than a performance bond. The terms of such letter of credit shall be consistent with Section 6.20 of the Company Disclosure Schedule.
     (d) Office Space. At Forest’s reasonable request, the Company and Spinco shall permit employees of Forest to use, for a transition period ending three months after the Closing, office space in Spinco’s Lafayette office, provided the Company or Spinco then currently occupies such property. At the Company’s or Spinco’s reasonable request, Forest shall permit employees of the Company or Spinco to use, for a transition period ending three months after the Closing, office space in Forest’s Denver office, provided Forest then currently occupies such property.
     (e) Employees. The employment of all persons who are employees of Spinco immediately prior to the Distribution but who are on short-term disability (“STD”) or workers’ compensation leave at that time (“Covered Employees”) shall be transferred from Spinco to Forest immediately prior to the Distribution and shall remain eligible for the same benefits normally available to Forest employees on STD or workers’ compensation leave. At the Closing, Forest shall provide the Company with a schedule identifying all Covered Employees. If a Covered Employee on STD leave returns to work at or prior to the time when such individual would cease to be eligible for Forest’s STD leave (which eligibility ceases 180 days from the inception of disability, inclusive of an elimination period), the Company or an affiliate of the Company shall offer such Covered Employee employment on the same terms and conditions as would have applied to such Covered Employee had he or she remained continuously employed with Spinco and its affiliates from the inception of such Covered Employee’s disability, and such Covered Employee will thereupon be deemed to be a Continuing Spinco Employee for purposes of the Transaction Agreements. If a Covered Employee on workers’ compensation leave returns to work within six months of going on such leave, the Company or an affiliate of the Company shall offer such Covered Employee employment on the same terms and conditions as would have applied to such Covered Employee had he or she remained continuously employed with Spinco and its affiliates from the inception of such Covered Employee’s workers’ compensation leave, and such Covered Employee will thereupon be deemed to be a Continuing Spinco Employee for purposes of the Transaction Agreements. Each such Covered Employee who accepts such offer of employment from the Company or an affiliate of the Company shall have no further employment relationship with Forest or any affiliate of Forest. With respect to the period during which any Covered Employees participate in Forest’s STD program or are on workers’ compensation leave (and during any COBRA continuation period applicable to any such Covered Employee or his or her dependents), Forest (or its insurer) shall administer the benefits that such employees receive pursuant to the terms of Forest’s medical, dental, vision, life insurance, voluntary life insurance, accidental death and dismemberment insurance, voluntary accidental death and dismemberment insurance, employee assistance program, flexible benefits program, long term disability, club memberships and bus pass plans (collectively, the “Covered Employee Forest Plans”) as in effect on the Distribution Date and as may be amended by Forest in its sole discretion; provided, that if any such Covered Employee returns to work on a date other than the first day of a calendar month, such Covered Employee shall remain eligible for participation under the Covered Employee Forest Plans until the last day of the calendar month in which such Covered Employee returns to work. With respect to the period during which any Covered Employees participate in Forest’s STD program, the Company shall pay to Forest an amount equal to the sum of (i) Forest’s 2006 COBRA rates to maintain medical, dental and vision insurance during such period for such Covered Employees and their dependents who participate in the Covered Employee Forest Plans, and (ii) Forest’s actual costs during such period for the provision of STD, life insurance, voluntary life insurance, accidental death and dismemberment insurance, voluntary accidental death and dismemberment insurance, employee assistance program, flexible benefits program, long term disability, club memberships and bus pass benefits. Covered Employees who ultimately become employees of the Company (or an affiliate of the Company) pursuant to this paragraph shall be entitled, starting on the first day of the first calendar month following the date of commencement of employment (or if such date of commencement of employment is the first day of a calendar month, starting on such date of commencement of employment), to all benefits accruing to Spinco Employees pursuant to the terms of the Employee Benefits Agreement after the date of commencement of employment (“Commencement Date”), but shall not be entitled to any such benefits accruing prior to such date; provided, however, that (A) such Covered Employees shall be entitled to the conversion of their Unvested Forest Stock Options existing at the Commencement Date to options to acquire shares of the Company Common Stock utilizing the Option Exchange Ratio provided in Section 2.9 of the Merger Agreement, but according to daily closing prices for the last five trading days immediately preceding the Commencement Date (rather than daily closing prices before and after the Effective Time) and (B) in lieu of a direct plan-to-plan transfer of assets with respect to such Covered Employees from the Forest Savings Plan to the Company Savings Plan as provided in Section 6.9(d) of the Merger Agreement, each such Covered Employee shall be allowed to elect a direct rollover from the Forest Savings Plan to the Company Savings Plan on such reasonable terms and conditions as are agreed to by Forest and the Company (such terms and conditions shall, however, permit an in-kind rollover of any outstanding loan from the Forest Savings Plan to such Covered Employee).
     (f) Relocation Benefits. Spinco or the Company may impose the condition that any relocation benefits paid to an employee pursuant to Section 6.8(e) of the Merger Agreement must be repaid by the employee if such employee voluntarily terminates employment with Spinco or the Company, as applicable, within one year of such employee’s relocation.

     (g) Continuing Spinco Employees. If the Closing occurs on a date other than the first day of a calendar month, (i) the Continuing Spinco Employees shall remain eligible for participation under Forest’s medical, dental, vision, life insurance, voluntary life insurance, accidental death and dismemberment insurance, voluntary accidental death and dismemberment insurance, employee assistance program and flexible benefits plans (collectively, the “Continuing Spinco Employee Forest Plans”) until the last day of the calendar month in which the Closing occurs; (ii) the Continuing Spinco Employees will be eligible for participation under the Company’s corresponding benefits plans (if any) beginning on the first day of the first calendar month following the date of the Closing; and (iii) if the employment of a Continuing Spinco Employee is terminated prior to the first day of the first calendar month following the date of the Closing, such Continuing Spinco Employee shall remain eligible for participation under the Continuing Spinco Employee Forest Plans until the last day of the calendar month in which the Closing occurs, and Forest shall offer COBRA coverage to each such terminated Continuing Spinco Employee. With respect to the period from the Closing until the last day of the calendar month in which the Closing occurs, the Company shall pay to Forest an amount equal to the sum of (i) Forest’s 2006 COBRA rates to maintain medical, dental and vision insurance during such period for the Continuing Spinco Employees and their dependents who participate in the Continuing Spinco Employee Forest Plans, and (ii) Forest’s actual costs during such period for the provision of life insurance, voluntary life insurance, accidental death and dismemberment insurance, voluntary accidental death and dismemberment insurance, employee assistance program and flexible benefits to the Continuing Spinco Employees.
     (h) Distribution Record Date. The Parties agree that, unless the Company consents otherwise, the Closing shall occur no earlier than five Business Days after the Record Date for the Distribution. Subject to the approval of the Board of Directors of Forest, and subject to the Company’s Registration Statement on Form S-1 being effective, the Parties agree that the Record Date for the Distribution shall be no later than five Business Days prior to the 2006 annual meeting of the Company’s stockholders.
     (i) List of Current Spinco Employees. Schedule A to the Employee Benefits Agreement is amended by making the deletions and additions indicated on Annex 1 hereto.
     (j) Company Common Stock. The two references to the term “Spinco Common Stock” in Section 9.1(c) of the Distribution Agreement are each amended to refer to “Company Common Stock.” The words “to be issued in connection with the Distribution and the Merger, respectively,” in such Section 9.1(c) are amended to read “to be issued in connection with the Merger,”.
     (k) Requisite Approval. Section 5.20 of the Merger Agreement is restated in its entirety as follows:

“Vote Required. The only vote of the stockholders of the Company required under any of the DGCL or the Company’s Second Amended and Restated Certificate of Incorporation for adoption of this Agreement and the approval of the Certificate of Amendment of the Company’s Second Amended and Restated Certificate of Incorporation is the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote (sometimes referred to herein as the “Requisite Approval”).”
     (l) Certain Covenants. Clause (i) of Section 6.2(b) of the Merger Agreement is deleted in its entirety, and clauses (ii) and (iii) are re-numbered clauses (i) and (ii), respectively. The penultimate sentence of Section 6.2(b) of the Merger Agreement is amended to add, after the parenthetical “(whether in cash, securities or property)”, the phrase “, except to Forest or any of its wholly owned Subsidiaries”. Section 6.2(f) of the Merger Agreement is amended to add, after the words “Other than”, the phrase “dispositions of property to Forest or any of its wholly owned Subsidiaries,”. The Parties acknowledge and agree that any dividend or other distribution by Spinco or any of its Subsidiaries to Forest or any of its Subsidiaries (other than the Cash Amount) permitted as a result of the amendments effected by this paragraph (l) shall be included in the calculation of the Cash Amount pursuant to the Distribution Agreement as a deduction thereto (with the value of any non-cash dividends or distributions being reasonably determined by the Company).
     (m) Amendments to Distribution Agreement. Section 4.3 of the Distribution Agreement is amended by changing the date therein from June 30, 2006 to September 30, 2006. In the introductory paragraph to the definition of “Spinco Assets,” the words “prior to the Contribution” shall be changed to “prior to the Distribution”. The word “and” at the end of clause (l) of the definition of “Spinco Assets” shall be deleted, and the period at the end of clause (m) thereof shall be replaced with “; and”. A new clause (n) shall be inserted in the definition of “Spinco Assets,” which clause shall read as follows:
     “(n) all cash attributable to the assets described in paragraphs (a) through (m) above from and after December 1, 2005.”
The Distribution Agreement’s definition of “Cash Amount” is amended in the following respects:
In item (ii), the phrase “or any of its subsidiaries” shall be inserted immediately after the word “Forest” (in the first instance where “Forest” appears).
In item (iii), the words “during the Measurement Period” shall be changed to “from the Measurement Date through November 30, 2005”, and the phrase “or any of its subsidiaries” shall be inserted immediately after the word “Forest.”

In item (vi), the phrase “received or paid by Forest or any of its subsidiaries” shall be inserted immediately after the phrase “net settlement amount.”
In item (vii), the phrase “or any of its subsidiaries” shall be inserted immediately after the word “Forest” (in both instances where “Forest” appears).
In item (xii), the period at the end of the item shall be deleted and replaced with the following: “; plus or minus, as determined below,”.
The following new item (xiii) shall be added: “An amount to adjust for components of items (i)-(xii) of this definition that are compensated through the actual settlement of intercompany accounts arising under that Intercompany Services Agreement dated December 1, 2005 between Forest and Spinco. For purposes of the preceding sentence, if the net settlement amount results in an amount payable to Spinco, such net amount will be added to the Cash Amount, and if the net settlement results in an amount payable to Forest, such net amount will be deducted from the Cash Amount.”
The Parties acknowledge and agree that the amendments set forth in this paragraph (m) are not intended to change the respective positions of the Parties with respect to the calculation of the Cash Amount from what they would have been had (A) the Contribution been consummated immediately prior to the Distribution and (B) the Intercompany Services Agreement referred to above not been executed.
     (n) Notices. After the date of this Letter Agreement, any notices to be delivered to Forest or Spinco (prior to the Effective Time) under the Transaction Agreements shall be delivered to Forest Oil Corporation or Forest Energy Resources, Inc., 707 Seventeenth Street, Suite 3600, Denver, Colorado 80202, Attention: General Counsel, Facsimile: (303) 812-1445. After February 3, 2006, any notices to be delivered to the Company or Spinco (after the Effective Time) under the Transaction Agreements shall be delivered to One BriarLake Plaza, Suite 2000, 2000 West Sam Houston Parkway South, Houston, Texas 77042, Attention: General Counsel, Facsimile: (713) 954-3820.
     This Letter Agreement will be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflicts of law principles thereof.
     Each Party represents to each other Party that this Letter Agreement has been duly executed and delivered by such Party and, assuming the due execution and delivery thereof by each other Party, is a legal, valid and binding obligation of such Party, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights of creditors generally and by general principles of equity.

     This Letter Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.
     If the foregoing is in accordance with your understanding please indicate your agreement by signing below, at which time this Letter Agreement will constitute a binding agreement among us.

Very truly yours, MARINER ENERGY, INC.
By:	/s/ Rick G. Lester
	Name:	Rick G. Lester
	Title:	Vice President, Chief Financial Officer and Treasurer

MEI SUB, INC.
By:	/s/ Rick G. Lester
	Name:	Rick G. Lester
	Title:	Vice President, Chief Financial Officer and Treasurer

Accepted and Agreed as of
the date first above written:

FOREST OIL CORPORATION

By:	/s/ Cyrus D. Marter IV
Name: Cyrus D. Marter IV
Title: Vice President, General Counsel and Secretary

FOREST ENERGY RESOURCES, INC.

By:	/s/ J.C. Ridens
Name: J.C. Ridens
Title: President